May 18, 2005

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel,

This letter is in response to your letter dated April 11, 2005 regarding the review by the United States Securities and Exchange Commission (the “Commission”) of the Report of Hungarian Telephone and Cable Corp. (Commission File #1-11484, the “Registrant” or the “Company”) on Form 10-K for 2004.

To facilitate the Commission’s review, we have reproduced the numbered comments from your letter in bold text below. Our response follows each comment.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 32

1.	Refer to your discussion of the Recovery of Goodwill. You should provide a discussion of the assumptions and approach used at arriving at the fair value of each of the Hungarotel Operating Areas and how the impairment test could change if different estimates or assumptions are used. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Revise your disclosures to provide a sensitivity analysis for this critical accounting policy and for the other items identified in this section as being critical in the preparation of your consolidated financial statements. For additional guidance, refer to our Release No. 33-8350,

Operating Subsidiary:

1066 Budapest, Teréz krt. 46., Tel.: (36-1) 47-47-700, Fax: (36-1) 47-40-350, www.htcc.hu

“Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

The Company has a single reporting unit, its subsidiary Hungarotel Rt., for the purposes of the annual impairment test. Hungarotel is managed as a single unit.

The Company uses two methods to assess the recoverability of the Goodwill balance in its financial statements. They are calculated as follows:

i)	Primary Method: The Company compares the fair value of the reporting unit to its carrying value. The fair value is calculated by applying a per connected line value to the number of connected lines on January 1 of each year. January 1 represents the date the Company performs its goodwill impairment testing. The value the Company applies to each connected line is derived from a precedent sale in the local Hungarian market in 2002 between an independent buyer and seller. The sale was of a directly comparable Hungarian fixed line telephony operator providing the same types of products and services as the Company. When the Company uses the connected line value per the precedent sale in its annual impairment test, it also performs a sensitivity analysis, whereby the precedent sale price per line is reduced up to 40%. The results of this analysis show that fair value consistently exceeds the carrying value.

The Company believes that the line values determined through the 2002 sale are still relevant because the sale took place after the “dot-com” and telecommunication “price bubble burst”, there have been no further sales within the Hungarian telecommunications marketplace, and there have been no changes within the Hungarian telecommunications marketplace that have significantly impacted the Company.

ii)	Market Capitalization Method: As an additional test, and because the Company only has one reporting unit, the Company also compares the market capitalization of the Company to the carrying value of the Company.

The value of goodwill on the Company’s balance sheet was $10.3 million as of December 31, 2004. The fair value of the Company under the Primary Method, as of January 1, 2004, was calculated to be $136.3 million compared to a carrying value of $47.9 million, as of the same date. The market capitalization, as of January 1, 2004, was calculated to be $110.8 million compared to a carrying value of the Company of $47.9 million, as of the same date. Based upon the results of both the Primary Method and the Market Capitalization Method, no indication of impairment existed, and in accordance with SFAS No. 142, step 2 was not required to be completed.

We will revise our disclosure under Critical Accounting Policies to provide sensitivity analyses in future filings.

Recovery of Goodwill

2.	To help us understand how you perform the annual goodwill impairment test please provide us with a detail discussion of the first and second methods as carried out in your evaluation. In addition, confirm how many reporting units you have for purposes of performing the annual impairment test.

Please refer to the discussion in #1 above, in order to see the Company’s answers to this question.

Item 9A.	Controls and Procedures, page 51

3.	Confirm in your response letter that the controls and procedures referenced in this section include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) under the Exchange Act. Similarly revise this section in future filings or simply state that your disclosure controls and procedures are effective.

We confirm that the controls and procedures referenced in this section include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, as appropriate to allow for timely decisions regarding required disclosure. Our first quarterly filing for 2005 was revised to simply state that our disclosure controls and procedures are effective.

Consolidated Balance Sheets, page F-3

4.	We refer to your disclosure on page F-19 with regard to your deferred tax asset and liability balances. Please note that it is not appropriate to present these balances as a ‘net amount’ in the Balance Sheet Statement. Refer to paragraph 41 of SFAS 109.

Based upon the Company’s understanding of SFAS 109, paragraphs 41 and 42, the Company is not permitted to net deferred tax assets and liabilities that arise from different tax jurisdictions. The deferred tax assets of the Company’s Hungarian subsidiary exceed the deferred tax liabilities of the Hungarian subsidiary, which results in a net deferred tax asset for the subsidiary. The Registrant (separate tax jurisdiction) only has deferred tax asset balances.

The total of the net deferred tax asset balance for both entities (the Hungarian subsidiary and the Registrant) is what appears on the face of the balance sheet at December 31, 2004.

The Company follows the guidelines of paragraphs 41 and 42 of SFAS 109, and confirms that no cross-jurisdictional netting of deferred tax balances has been done in connection with the financial information presented on the Consolidated Balance Sheets included in the Form 10-K at December 31, 2004.

Consolidated Statements of Operations, page F-4

5.	Revise your presentation of operating expenses to comply with Rule 5-03 (b) 2 of Regulation S-X. It appears you should present operating expenses separate from maintenance expenses.

For our first quarterly report for 2005 and for future filings, the Company has re-titled the caption “Operating and Maintenance Expenses” to “Selling, General and Administrative”, which the Company believes better describes the nature of these costs. The Company’s maintenance expenditures are relatively low due to the fact that a substantial portion of the Company’s network was built between 1996 and 1998, and therefore is relatively new.

6.	In addition, since it appears as it is presented that the caption “Operating and Maintenance Expenses” excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11:B.

Please refer to the discussion in #5 above with respect to the captioning of the Company’s operating expenses. Furthermore, the Company has reviewed SAB Topic 11:B and the related Leslie Overton speech (2002 AICPA Conference), and notes that the Company does not report “Cost of Sales”, “Gross Margin” or similar items before considering the impact of depreciation and amortization. Accordingly, the Company reports “Income from Operations” after consideration of depreciation and amortization.

In addition to the above responses to the questions raised by the Commission in its letter of April 11, 2005, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses answer your questions satisfactorily. Should you require any clarifications to the above responses, please do not hesitate to contact Peter T. Noone, General Counsel at 001-206-654-2211, or William McGann, Finance Director, at 011-361-474-7732.

Sincerely,

/s/ Ole Bertram
Ole Bertram
President and Chief Executive Officer

/s/ William T. McGann
William T. McGann
Finance Director